UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 0-32315
                                                                         -------
                                                          CUSIP Number 98906R109
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                           NOTIFICATION OF LATE FILING
         (Check One):      |_| Form 10-K    |_| Form 20-F     |_| Form 11-K
                           |X| Form 10-QSB  |_| Form N-SAR    |_| Form N-CSR

         For Period Ended:    March 31, 2005
                           -----------------------------------------------------
|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Zanett, Inc.
                       -------------
Former name if applicable

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Address of principal executive office (Street and number)
   635 Madison Avenue, 15th Floor
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City, state and zip code New York, NY 10022
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On March 1, 2005, the Company acquired all of the issued and outstanding capital stock of Whitbread Technology Partners, Inc. ("Whitbread"). In order for the Company to include the financial results of this subsidiary in the Company's quarterly financial statements, it was necessary to await the completion of the audit of Whitbread's historical financial statements, which was not completed until May 16, 2005. The timing of the completion of the Whitbread audit has put unusual demands on the financial and accounting staff and lengthened the review process that is being undertaken by the Company's management, audit committee and board of directors. For these reasons, the Company was not able to timely file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005.

         The Company anticipates the filing of its Quarterly Report on Form 10-QSB to occur no later than five calendar days following the prescribed due date in accordance with Rule 12b-25(b)(2)(ii) under the Exchange Act.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Pierre-Georges Roy                       (212)              980-4600
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    (Name)                             (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |_|Yes |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Zanett, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 17, 2005                         By:   /s/ Pierre-Georges Roy
    -------------------------                   --------------------------------
                                                  Pierre Georges Roy
                                                  Chief Legal Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.